May 9, 2005

Clair E. Pagnano, Esq.
Kirkpatrick & Lockhart Nicholson Graham, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Tax-Managed Buy-Write Opportunities Fund
	File Nos. 333-123770 and 811-21735

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Tax-Managed BuyWrite Opportunities Fund ("Fund") filed with the Commission on April 1, 2005. Based upon Securities Act Release No. 6510 and the representations contained in your letter of
April 1, 2005, we conducted a selective review of the registration statement. We have the following comments.

Prospectus

Cover

	Please confirm that Eaton Vance will not recoup from the Fund any offering or organization cost reimbursements it makes to the Fund. Please include the reimbursement agreement as an exhibit to the registration statement.

	Please indicate that the Fund will obtain current income primarily from short-term gains, some of which will not receive qualified dividend status. Also, please make more prominent the disclosure that the Fund will seek to generate current earnings from option premiums and, to a lesser extent, from dividends on stocks held.

	Please disclose for whom an investment in the Fund would be appropriate.

	Please confirm that the disclosure of the Fund`s lack of trading history and attendant risks, and all remaining disclosure required by
Item 1.1.i. of Form N-2 will appear on the outside front cover page of the prospectus and will be prominent. See Item 1.1.i. of Form N-
2.

	Please delete the disclosure to the effect that the prospectus is accurate only as of its effective date; and disclose that the Fund will notify investors promptly of any material changes.




Summary

Investment Objectives and Policies

	Please summarize the criteria the Adviser and Sub-Advisers will use to select stocks for the Fund`s portfolio.

	Does the Fund have an opinion of tax counsel? If so, please file as an exhibit to the registration statement.

	Disclosure in this section indicates the Fund will hold portfolios of stocks "similar to" the indexes on which the Fund will write call options. Please explain supplementally whether this "similarity" will have the effect of making these positions straddles?

Underwriting

	The disclosure indicates the Fund has agreed not to offer, sell or register any additional equity securities, other than common shares, for 180 days after the date of the underwriting agreement without the prior written consent of the Representatives. Please advise us in your response letter whether the Fund`s Board considered this to be in the shareholders` best interest and, if so, why.

	Did the Fund`s Board consider the fee arrangement between the Adviser and qualifying underwriters when approving the Advisory
Agreement? Please indicate what services are provided pursuant to the fee arrangement. Clarify whether the services are for distribution and therefore subject to the NASD sales load cap.
Please file the agreement as an exhibit to the registration statement.

	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement, including the fee arrangement.

	Please insert a heading "Additional Compensation to Underwriters" before the paragraph describing the additional compensation agreement between Eaton Vance and certain qualifying underwriters. Also, please clarify that the additional compensation payable to the underwriters, together with all other compensation payable to the underwriters, will not exceed the designated percentage of the aggregate initial offering price of the Common shares offered. Finally, please include the additional compensation in the table on the front cover of the prospectus.







Statement of Additional Information

Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the Board of Directors approving the investment advisory contract. Please include this information in the disclosure. See
Instruction
to Item 18.13 of Form N-2.
Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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